UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549


SCHEDULE 13G/A

Under the Securities Exchange Act of 1934


                        RAPTOR NETWORKS TECHNOLOGY, INC.
--------------------------------------------------------------------------------
                                (Name of Issuer)

                                  COMMON STOCK
--------------------------------------------------------------------------------
                         (Title of Class of Securities)

                                   73582A107
--------------------------------------------------------------------------------
                                 (CUSIP Number)

                                 October 26, 2005
--------------------------------------------------------------------------------
             (Date of Event which Requires Filing of This Statement)


Check the appropriate box to designate the rule pursuant to which this schedule is filed:

     Rule 13d-1(b)

X    Rule 13d-1(c)

     Rule 13d-1(d)

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

      CUSIP No.:  73582A107


1 NAME OF REPORTING PERSON

      Palisades Capital, LLC

      I.R.S. IDENTIFICATION NO. OF ABOVE PERSON (ENTITIES ONLY)

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2 CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
      (a)
      (b)

3 SEC USE ONLY


4 CITIZENSHIP OR PLACE OF ORGANIZATION

      United States


  NUMBER OF SHARES BENEFICIALLY
  OWNED BY
  EACH
  REPORTING
  PERSON
  WITH
5 SOLE VOTING POWER
      1,529,166

6 SHARED VOTING POWER

      -0-

7 SOLE DISPOSITIVE POWER

      1,529,166

8 SHARED DISPOSITIVE POWER

      -0-

9 AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

      1,529,166

10 CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES

11 PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9)

      2.9%

12 TYPE OF REPORTING PERSON

      OO

Item 1. (a)  Name of Issuer:

             Raptor Networks Technology, Inc. (the "Issuer")

        (b)  Address of Principal Executive Offices of the Issuer:

             1241 E. Dyer Road, Suite 150, Santa Ana, CA 92705

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Item 2. (a)  Name of Person Filing:

             Palisades Capital, LLC

        (b)  Address of Principal Business Office:

             17606 Camino de Yatasto
             Pacific Palisades, CA 90272

        (c)  Citizenship:

             United States

        (d)  Title of Class of Securities:

             Common Stock, par value $.001 per share ("Common Stock")

        (e)  CUSIP Number:

             73582A107

Item 3. If this Statement is Filed Pursuant to Rule 13d-1(b), or 13d-2(b) or (c), Check Whether the Person Filing is a:

        Not Applicable

Item 4. Ownership.

       (a)
       Amount beneficially owned:    1,529,166

       (b)
       Percent of class:    2.9%

       (c)
       Number of shares as to which the person has:

           (i)  Sole power to vote or to direct the vote 1,529,166

           (ii)  Shared power to vote or to direct the vote -0-

           (iii)  Sole power to dispose or to direct the disposition of
                  1,529,166

           (iv)  Shared power to dispose or to direct the disposition of -0-

Item 5. Ownership of Five Percent or Less of a Class:

        Palisades Capital, LLC now owns less than 5%.

Item 6. Ownership of More than Five Percent on Behalf of Another Person:

        Not Applicable

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Item 7. Identification and Classification of the Subsidiary Which Acquired
        the Security Being Reported on By the Parent Holding
        Company or Control Person:

        Not Applicable

Item 8. Identification and Classification of Members of the Group:

        Not Applicable

Item 9. Notice of Dissolution of a Group:

        Not Applicable

Item 10. Certification:

By signing below I certify that, to the best of my knowledge and belief, the securities referred to above were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect.

Other Information:

The reporting person previously filed a Schedule 13D on April 13, 2004 and Amendment No. 1 to Schedule 13D on June 7, 2004. As the reporting person is eligible to file reports on Schedule 13G, the reporting person will not file additional amendments to the previously filed Schedule 13Ds.

This Schedule 13G is being filed as a result of the following transaction:

On or about October 26, 2005, Palisades Capital sold 1,125,000 shares to three investors, and between July 25, 2005 and September 15, 2005, Palisades Capital sold approximately 384,000 shares. As Palisades Capital's ownership interest is now below 5% of the issued and outstanding shares, this will be the final filing of this Schedule 13G.

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Date: November 16, 2005


        /S/    R.H. Breitman
        -------------------------
        R.H. Breitman
        President

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